Exhibit 3.1

FIRST AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS

OF

TARGA RESOURCES CORP.

This First Amendment to the Amended and Restated Bylaws (the “Bylaws”) of Targa Resources Corp., a Delaware corporation, hereby amends the Bylaws in the following respects, in accordance with Article IX of the Bylaws:

1. Section 2.9 of Article II of the Bylaws is hereby amended and restated in its entirety as follows:

“SECTION 2.9. Procedure for Election of Directors; Required Vote.

(A) Procedure and Required Vote. Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, each director shall be elected by the vote of a majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present, provided that if, as of the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, the number of nominees exceeds the number of directors to be elected (a “Contested Election”), the directors shall be elected by the vote of a plurality of the votes cast. Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.

In order for any incumbent director to become a nominee of the Board for further service on the Board, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that proffered resignation by the Board in accordance with the following policies and procedures: In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the Nominating and Governance Committee, or such other committee designated by the Board, shall make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the proffered resignation, taking into account such committee’s recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. Such committee, in making its recommendation, and the Board, in making its decision, each may consider any factors and other information that they consider appropriate and relevant. The director whose resignation is being considered shall not participate in the deliberations of such committee or the Board with respect to whether to accept such director’s resignation. If the director’s resignation is not accepted by the Board, such director shall continue to serve until his or her successor is duly elected, or until his or her earlier resignation or removal.

(B) General. For purposes of this Section 2.9, “a majority of the votes cast” shall mean that the number of the votes cast “for” a director’s election exceeds the number of the votes cast “against” that director’s election (with “abstentions” and “broker non-votes” not counted as votes cast either “for” or “against” that director’s election).”

2.	Except as specifically amended above, the Bylaws shall remain the same and in full force and effect.

January 12, 2016

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